UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 5)*

                                 QVC, INC.
     -----------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
     -----------------------------------------------------------------
                       (Title of Class of Securities)

                                747262 10 3
     -----------------------------------------------------------------
                               (CUSIP Number)

                              Walter H. Alford
                           BellSouth Corporation
                        1155 Peachtree Street, N.E.
                             Atlanta, GA 30367
                               (404) 249-2050
     -----------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              August 15, 1994
     -----------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            (Page 1 of 4 Pages)

     CUSIP No.   747262 10 3          13D    Page  2  of  4  Pages
               __________________                 ___    ___


     |---------------------------------------------------------------|
     |    |NAME OF REPORTING PERSON                                  |
     |    |S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON          |
     |  1 |                                                          |
     |    |     BellSouth Corporation                                |
     |    |     IRS Idenfication Number 58-1533433                   |
     |---------------------------------------------------------------|
     |    |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ] |
     |  2 |                                                  (b) [ ] |
     |----|----------------------------------------------------------|
     |  3 |SEC USE ONLY                                              |
     |----|----------------------------------------------------------|
     |  4 |SOURCE OF FUNDS                                           |
     |----|----------------------------------------------------------|
     |    |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  |
     |  5 |PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ] |
     |----|----------------------------------------------------------|
     |    |CITIZENSHIP OR PLACE OF ORGANIZATION                      |
     |  6 |   Georgia                                                |
     |----|----------------------------------------------------------|
     | NUMBER OF    |    | SOLE VOTING POWER                         |
     |   SHARES     |  7 |      0 shares                             |
     |BENEFICIALLY  |----|-------------------------------------------|
     | OWNED BY     |    | SHARED VOTING POWER                       |
     |    EACH      |  8 |      0 shares                             |
     | REPORTING    |----|-------------------------------------------|
     |PERSON WITH   |    | SOLE DISPOSITIVE POWER                    |
     |              |  9 |      0 shares                             |
     |              |----|-------------------------------------------|
     |              |    |  SHARED DISPOSITIVE POWER                 |
     |              | 10 |      0 shares                             |
     |---------------------------------------------------------------|
     | 11 |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING     |
     |    |PERSON                               0 shares             |
     |----|----------------------------------------------------------|
     |    |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    |
     | 12 |CERTAIN SHARES                                        [ ] |
     |----|----------------------------------------------------------|
     |    |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        |
     | 13 |                   0%                                     |
     |----|----------------------------------------------------------|
     |    |TYPE OF REPORTING PERSON                                  |
     | 14 |                   HC                                     |
     |----|----------------------------------------------------------|

                             Page 2 of 4 pages

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                             (Amendment No. 5)
                                Statement of

                           BELLSOUTH CORPORATION

                      Pursuant to Section 13(d) of the
                      Securities Exchange Act of 1934

                               in respect of

                                 QVC, INC.
          This Report relates to the common stock, par value $.01 per share (the "Common Stock"), of QVC, Inc., a Delaware corporation (the "Company"). The Report on Schedule 13D filed by BellSouth Corporation on November 22, 1993, as amended by Amendment No. 1 dated November 23, 1993, Amendment No. 2 dated December 30, 1993, Amendment No. 3 dated February 2, 1994, and Amendment No. 4 dated April 25, 1994 (the "Schedule 13D"), is hereby amended and supplemented as set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

     Item 5.  Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended by replacing the text of paragraph (e) thereof with the following paragraph:

          On August 15, 1994, BellSouth's Option expired and terminated pursuant to the terms of the Option Agreement. As a result of such expiration and termination, on August 15, 1994, BellSouth ceased to be the beneficial owner of any shares of Common Stock.

                             Page 3 of 4 pages

                                 SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

     Dated:  August 26, 1994

                                        BELLSOUTH CORPORATION,


                                        By:
                                             -------------------------
                                             Name:  Walter H. Alford
                                             Title:  Executive Vice
                                             President and General
                                             Counsel
























                             Page 4 of 4 pages